Exhibit 99.2

VERSUS SYSTEMS INC.

Meeting Request Confirmation	Document Created: 12/16/2022 12:42 PM

Submitted date: 16 Dec 2022 12:42 PM

Date Calculation Parameters

Will Computershare be mailing to Non Objecting Beneficial Owners	Yes

(NOBO)? If Yes, at least 5 business days are required between Record and

Mailing dates to allow adequate time to receive and process data. More info

...

Will you be utilizing the Notice and Access option for your mailing to	No

Beneficial Owners? More info ...

Do you intend on utilizing the Notice and Access option for your mailing to	No

Registered holders? More info ...

Will Computershare be mailing or tabulating for other holders such as	No

Employee Plan Participants? If Yes, at least 5 business days are required between Record and Mailing dates to allow adequate time to receive and process data. More info ...

Type of Meeting

Please Select Your Meeting Type:	Annual General and Special Meeting (AGS)

Meeting Date

Please select your Meeting Date to create the Meeting Calendar. If	15 Feb 2023

Notice and Access is utilized, your Meeting Date must be at least 65 days from today. IMPORTANT: The number of days between

Record Date and Meeting Date must be established in accordance with your company’s incorporation Act and/or special by-law

provisions. More Info ...

Meeting Calendar

| CERTAINTY | INGENUITY | ADVANTAGE |

VERSUS SYSTEMS INC.

Meeting Request Confirmation	Document Created: 12/16/2022 12:42 PM

Critical Path Activities	Due Date	Calculation Rules

Filing of Notice of Meeting and Record Date	16 Dec 2022	Regulations require the Notice of Meeting and Record Date to be filed with a minimum of 25 days prior to Record Date. If you would like your Notice filed at an earlier date, please contact your Relationship Manager at Computershare or update your Activities. Same-day filing request will incur rush fees.

Material Search Date	22 Dec 2022	Regulations require the Search Cards to be sent with a minimum of 20 days prior to Record Date.

Meeting Date Publication	04 Jan 2023	Publication in Canadian newspapers to be done at least 7 days before Record Date.

Record Date (click on “Re-Calculate dates” below if you change this date)	11 Jan 2023	Regulations require setting of a Record Date with a minimum of 30 days and a maximum of 60 days before Meeting Date (or 50 days in some provincial acts). If Notice and Access is utilized, the Record Date must be at least 40 days before Meeting Date. Please verify your company’s requirements based on incorporation and/or special by-law provisions.

Send PDF/Word files to print materials	17 Jan 2023	If Computershare Communication Services is printing booklets or circulars, all final PDF or Word files must be provided at least 2 business days before Mailing Date. IMPORTANT: Bulk delivery to Intermediaries requires final PDF or Word files to be provided an additional 3 to 5 business days before Mailing Date.

Sign Off on Proxy and Voting Information Form (VIF)* (and Notice if applicable)	17 Jan 2023	At least 2 Business Days before Mailing Date. * VIF required if NOBO mailing is facilitated by Computershare. IMPORTANT: Sign off on Proxy and VIF is required no later than 3 business days before the expected Arrival of Materials date required by Intermediaries (see below).

Arrival of Materials	18 Jan 2023	Computershare requires printed materials at least 1 business day (and no later than 24 hours) prior to Mailing Date. IMPORTANT: Canada Intermediaries require to receive material at least 3 business days prior to Mailing Date; US Intermediaries require to receive material at least 5 business days prior to Mailing Date.

| CERTAINTY | INGENUITY | ADVANTAGE |

VERSUS SYSTEMS INC.

Meeting Request Confirmation	Document Created: 12/16/2022 12:42 PM

Mailing Date (click on “Re-Calculate dates” below if you change this date)	19 Jan 2023	Regulatory deadline requires at least 21 days plus 4 business days before Meeting Date to send material to beneficial holders (NI 54-101, section 2.12). If Notice and Access is utilized, the regulatory deadline requires at least 30 days plus 4 business days before Meeting Date.

Proxy Voting Cut-Off Date	13 Feb 2023	Usually 2 business days before Meeting Date.

Meeting Date	15 Feb 2023	Regulations require setting of a Meeting Date with a minimum of 30 days and a maximum of 60 days after Record Date (or maximum of 50 days in some provincial acts). If Notice and Access is utilized, the Record Date must be at least 40 days before Meeting Date. Please verify your company’s requirements based on incorporation and/or special by-law provisions.

Project Information

Which hosting method will be used for this meeting?	Hybrid (virtual and in person)

Will you be using Computershare’s Virtual Meeting service? More info ...	No

Please provide the virtual meeting service provider name and method	TBD

(webcast or phone):

What city and province/state will the meeting be held in? (max. 15	Vancouver, BC

characters e.g. Toronto ON)

Please provide the Meeting Venue:	1558 West Hastings Street, Vancouver, BC V6G3J4

Please provide the Meeting Time:	11:00 AM

Please provide the Meeting Time Zone:	Pacific Standard/Daylight Time

Please provide the Primary Contact name for Materials Search	Kelsey Chin

Request:

Please provide the Primary Contact telephone number for Materials	(604) 719-5614

Search Request:

Please provide an email contact for the Material Search Request:	kchin@intrepidfinancial.ca

Please provide the main contact email address for email	kchin@intrepidfinancial.ca

communications:

| CERTAINTY | INGENUITY | ADVANTAGE |

VERSUS SYSTEMS INC.

Meeting Request Confirmation	Document Created: 12/16/2022 12:42 PM

Optional additional email contact(s) for this meeting. For multiple emails, separate the email address by a semi colon “;” - (max. 150 characters and no spaces allowed)

Please provide your communication language preference:	English

Proxy Solicitation Services

Will you require Proxy Solicitation Services for this meeting? More info...	No

Regulatory Filing Services

For which documents would you require Computershare SEDAR Filing	All documents on SEDAR

Services? More info...

Forms and Design Services

Will the Computershare standard Form of Proxy be utilized?	Yes

Will the Computershare standard NI 51-102 Card form be utilized? More	Yes

info...

Mailing Inserts - Standard Package

Select Mailing Inserts:

•	Select ‘Yes’ if printed by Computershare.

To view the printing services available, please click here

•	Select ‘Other’ if printed by another service provider

•	Select ‘No’ if NOT applicable to this mailing

(items selected will be used for the Material Search)

Annual Report	No

Annual Financials/MD&A (if separate from Annual Report)	No

| CERTAINTY | INGENUITY | ADVANTAGE |

VERSUS SYSTEMS INC.

Meeting Request Confirmation	Document Created: 12/16/2022 12:42 PM

Separate Financial Statements	No

Separate MD&A	No

Notice/Proxy Circular	Yes

Separate Notice	No

Separate Proxy Circular	No

Form of Proxy	Yes

NI 51-102 Request Card	Yes

Canadian Business Reply Env. - prepaid	No

Canadian Business Reply Env. - not prepaid	No

U.S. Business Reply Env. - prepaid	No

U.S. Business Reply Env. - not prepaid	No

Int’l Business Reply Env. - prepaid	No

Int’l Business Reply Env. - not prepaid	No

Will you require other materials which need to be included in this mailing?	No

ie. Chairman’s Letter? More info...

If Annual Report or Annual Financial Statements are part of proxy mailing,	No Annual Report (or Annual Financial

to which holders are these mailed to?	Statements) is (are) included in this mailing

More info...

Communication Services

Which language(s) will the materials be available in?	English

Which Beneficial Holder type(s) do you want proxy materials mailed to?	Holder Type A and S

More info...

Will you be mailing to holders that have been coded for Returned Mail?	No

More info...

| CERTAINTY | INGENUITY | ADVANTAGE |

VERSUS SYSTEMS INC.

Meeting Request Confirmation	Document Created: 12/16/2022 12:42 PM

Are Computershare Mailing Services required? More info...	Yes

Will you mail proxy materials to US Beneficial Holders? Indicate YES if you	Yes

are an SEC Section 12 Issuer. More info...

Are personalized mailings required to Directors and Auditors? More info...	No

Will you be offering electronic distribution of materials to your Registered Holders? More info...	No

Will you be offering electronic distribution of materials to your Beneficial holders? More info...	No

What method will be used to post materials on Computershare’s	Company URL provided

InvestorVote website? More info ...

Tabulation and NOBO Services

Will Computershare provide proxy tabulation service?	Yes

More info ...

Will Computershare be mailing to Non Objecting Beneficial Owners	Yes

(NOBO)? More info...

IMPORTANT: If Computershare is performing the NOBO mailing, Internet and telephone voting services will be provided to all holders Computershare is mailing to at no additional cost.

Will you be paying for distribution to Objecting Beneficial Owners (OBO)?	No

If you choose not to pay, material may still be delivered to OBOs provided the intermediary assumes the costs of delivery. More info...

Please provide the Proxy Cut Off Time:	11:00 AM

Please provide the Proxy Cut Off Time Zone:	Pacific Standard/Daylight Time

Will a 3rd party file be included for this proxy mailing and/or tabulation?	No

More info...

Do you have any special instructions re: Non-Voting securities,	No

Confidential Voting, proxy material or voting requirements for specific security holders (Preferred, Non Voting, Employee Plans, etc)?

| CERTAINTY | INGENUITY | ADVANTAGE |

VERSUS SYSTEMS INC.

Meeting Request Confirmation	Document Created: 12/16/2022 12:42 PM

Employee Plan Services

Is a Computershare administered Plan file included for Proxy Tabulation?	No

Is an Employee Plan administered by another service provider to be	No

included in the proxy tabulation? More info...

Meeting Registration Services

Will you require Computershare to scrutineer your meeting? More info...	Yes

| CERTAINTY | INGENUITY | ADVANTAGE |
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